

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Jiangang Luo
Chief Executive Officer
Bowen Acquisition Corp
420 Lexington Avenue, Suite 2446
New York, New York 10170

Liangwen Wang
Chief Financial Officer
Qianzhi Group Holdings (Cayman) Limited
1705, Block B, KK 100 Building
5016 East Shennan Road
Luoho District, Shenzhen
Guangdong Province, 51800
Peoples Republic of China

> **Re: Bowen Acquisition Corp**
> **Registration Statement on Form S-4**
> **Filed September 10, 2024**
> **File No. 333-282021**

Dear Jiangang Luo and Liangwen Wang:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 Filed September 10, 2024

Letter to Bowen Shareholders, page iv

1.   We note your revised disclosure in response to previous comment 7 that "[a]s confirmed by its PRC counsel, Jingsh & H Y Leung, as of the date of this proxy statement/prospectus, Qianzhi's operations and listing are not expected to be affected by,

or subject to, cybersecurity review by the CAC under the Cybersecurity Review Measures." Additionally, we note the following statement on page 35: "Based on the legal advice of our PRC legal counsel, Jingsh & H Y Leung and the PRC laws and regulations currently in effect, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, as of the date of this proxy statement/prospectus, Qianzhi's PRC subsidiaries have obtained all of the licenses and approvals necessary to operate in China." Please file counsel's consent as an exhibit to your registration statement pursuant to Securities Act Rule 436.

SPAC Sponsor Compensation, page v

2.   We note your revised disclosure in response to previous comment 2. Please expand this section of the shareholder letter to add disclosure of all compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction. In this regard, we note your disclosure on page 159 regarding service fees pursuant to an administrative services agreement, outstanding amounts under an unsecured promissory note and certain indemnification obligations that are not discussed in the shareholder letter.

Unaudited Prospective Financial Information of Qianzhi, page 124

3.   We note your statement on page 124: "Each of these products have been tested by third-party product testing companies and Qianzhi has made the appropriate regulatory filings with the relevant government authorities. In addition, Qianzhi is developing marketing and sales channels for its existing and new products in order to maximize the revenues that such products may generate and as described below in greater detail, has entered into cooperation agreements with five customers in order to begin exploiting the commercial potential of these products. Accordingly, Qianzhi's financial forecasts assume additional revenues from these new products." Please revise to describe the filings made with government authorities and whether you are waiting on any determination from such authorities before you may sell these products. Additionally, please quantify the "additional revenue" you are assuming in these financial forecasts.

Material U.S. Federal Income Tax Effects of the Business Combination, page 149

4.   We note that you have included a short-form tax opinion as Exhibit 8.1 to the Registration Statement. As stated in Section III.B.2 of Staff Legal Bulletin No. 19 (CF), if a registrant elects to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. Please revise your prospectus disclosure to state that the the disclosure in the tax consequences section of the prospectus is the opinion of counsel.

5.   We note your revised disclosure in response to previous comment 19. This disclosure describes the applicable tax consequences if the Business Combination does and does not qualify as a reorganization within the meaning of Section 368 of the Code and does or does not otherwise qualify for tax-free treatment under Section 351 of the Code, and also says: "[h]olders of Bowen Ordinary Shares (whether or not U.S. Holders, and, in each case, as described below, whether or not Bowen or New Bowen are treated as a PFIC for U.S. federal income tax purposes or the Business Combination qualifies as a

Reorganization) will not recognize gain or loss for U.S. federal income tax purposes in the Business Combination." Please revise your disclosure to express a conclusion with respect to Qianzhi, holders of Qianzhi shares and Bowen. As stated in Section III.C.1 of Staff Legal Bulletin No. 19 (CF), if you are unable to opine on the material tax consequence, your disclosure should state this fact clearly and provide the reason for your inability (for example, the facts are currently unknown or the law is unclear). In this regard, we note that you removed the following statements from your disclosure:

- However, due to the absence of direct guidance, this result is not entirely clear, and no assurance can be given that the Business Combination will so qualify; and

- Due to the legal and factual uncertainties described above, it is unclear whether the Business Combination will qualify as a reorganization.

SPAC Sponsors and their Affiliates, page 158

6.   We note your revised disclosure in response to previous comments 20 and 21. Please revise this section to disclose the ownership of TenX and whether the person or persons with beneficial interests in TenX are affiliated with Bowen, Bowen Holding, Createcharm or their respective affiliates other than with respect to their involvement with Bowen. In this regard, we note your disclosure on page 228 that TenX is wholly owned by Jiayu Li. However, in the prospectus for Bowen's initial public offering filed on June 13, 2023, you disclosed that TenX is an affiliate of Na Gai.

7.   We note your statement that "TenX has experience organizing or managing special purpose acquisition companies, including acting as an affiliate of the sponsor of AlphaTime Acquisition Corp, AlphaVest Acquisition Corp and Bayview Acquisition Corp." Please clarify if this is an exhaustive list of TenX's experience in organizing special purpose acquisition companies and the extent to which TenX is involved in other special purpose acquisition companies or revise to provide complete disclosure of these matters. Please refer to Item 1603(a)(3) of Regulation S-K.

Exhibits

8.   We note the consent of Frost & Sullivan filed as Exhibit 99.7 references the "Summary of the Proxy Statement/Prospectus" and "Business" sections. Please have Frost & Sullivan revise their consent to address the correct sections of the proxy statement/prospectus in which they are referenced.

General

9.   Please provide the tabular disclosure of certain information relating to dilution required by Item 1604(c) of Regulation S-K.

10.   We note your response to previous comment 27, which we reissue in part. We note your statement on page 101 refers to "a majority" of Bowen's directors and executive officers that are located in, or have significant ties to, China. Please revise to provide this information with respect to each of Bowen's directors and executive officers. Please also revise the section of your document addressing the Enforceability of Civil Liabilities to disclose the locations of your officers and directors who are non-U.S. persons. Please refer to Item 101(g) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey Gallant, Esq.